UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at August 26, 2005

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 26, 2005

Print the name and title of the signing officer under his signature

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Amarc Resources Ltd.
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.amarcresources.com

PROGRESS ON AMARC'S EXPLORATION IN BRITISH COLUMBIA
Drilling of Key Targets Begins in September

August 26, 2005, Vancouver, BC - Amarc Resources Ltd. (TSX Venture: AHR; OTCBB: AXREF) announces progress on Amarc's exploration programs throughout British Columbia.

During the past year and a half, some 38 separate properties covering 1,300 square kilometres of exploration lands have been acquired and assessed, utilizing a variety of modern exploration techniques. Over 12,000 geochemical and core samples have been taken and analyzed, more than 1,000 kilometres of ground geophysics has been done, some 700 square kilometres of airborne geophysics has been funded and over 8 kilometres of core has been drilled.

This extensive work has narrowed the search to four key areas of the province that are prospective for particular deposit types: porphyry copper-gold deposits in the Mt. Milligan district, approximately 70 kilometres north of Ft. St James; porphyry copper-gold or copper-molybdenum deposits near the Mt. Polley mine in the Cariboo region, approximately 90 kilometres east of Williams Lake; precious metals enhanced massive sulphide deposits in an area approximately 60 kilometres north of Kamloops and gold deposits in a region approximately 35 kilometres north of Hazelton In these four regions, high priority targets are groomed and ready for drill testing, beginning in September. All have excellent potential for a discovery.

Amarc also continues to actively evaluate properties for acquisition and recently entered into an option agreement with Taseko Mines Limited, a company with directors in common with Amarc, to acquire a 50% interest in the Wasp and Anvil properties, located adjacent to Taseko's large Prosperity porphyry copper-gold deposit, approximately 130 kilometres southwest of Williams Lake. To earn its interest, Amarc must incur $150,000 in exploration expenditure on or before August 5, 2007. After earn-in, Amarc and Taseko will be 50% partners on the project and equally fund any ongoing exploration, development and production work on the property. No Amarc securities have been or will be issued to Taseko and there is no bonus, finder's fee or commission related to the transaction. Amarc plans a geologic and geochemical reconnaissance program on the properties.

Amarc's project coordinator David Yeager, P.Geo., a qualified person, has reviewed the news release.

Ronald W. Thiessen
President and CEO
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For further information see the Company's website www.amarcresources.com, or contact:

Amarc Resources Ltd. Tel: (604) 684-6365
Investor Relations Toll Free: 1-800-667-2114

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.